UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 2, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 2, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                           November 2, 2007

Dejour to Re-price and Issue Stock Options

November 2, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V: DEJ,  D5R: Frankfurt)

Subject to TSX Venture Exchange approval, Dejour proposes re-price of 635,000 options previously granted to certain consultants and investors relations persons at prices ranging from CAD$2.35-2.50 to CAD$2.00 per share. The re-priced options will maintain their current expiry dates and vesting periods.

Dejour also proposes to grant 1,085,000 incentive stock options, exercisable at CAD$2.00 for five years, subject to certain vesting provisions, to directors and officers of the company. The granting of these options is subject to TSX Venture Exchange approval.

The above proposals fall within the scope of the existing corporate option plan.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

Currently, Dejour holds interests in over 60 separate exploration project areas (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah, the Peace River Arch of NE British Columbia/NW Alberta Canada, and the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE) and associated carried/royalty interests.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com